CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015 AND 2014

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim financial statements of Renaissance Oil Corp. have been prepared by and are the responsibility of the Company’s management.

In accordance with National Instrument 51-102, the Company discloses that its independent auditor has not performed a review of these condensed interim consolidated financial statements.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	Note	September 30, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents		$1,209,998	$4,168,687
Accounts receivable		270,651	68,948
Prepaid expenses		21,986	20,625
		1,502,635	4,258,260

Investment in associate	4	792,943	883,977
Equipment		2,639	4,200
Exploration and evaluation assets	5	434,619	434,619
Total assets		$2,732,836	$5,581,056

Liabilities
Current liabilities
Trade and other payables		$322,462	$486,066

Equity
Share capital	6	8,793,371	8,793,371
Reserves	6	1,583,241	1,494,648
Deficit		(7,966,238)	(5,193,029)
Total equity		2,410,374	5,094,990
Total liabilities and equity		$2,732,836	$5,581,056

Nature of operations and going concern (Note 1)

Subsequent events (Notes 1,6(b),6(c),6(d))

Approved by the Board of Directors and authorized for issue on November 26, 2015:

“Craig Steinke”	Director

“Ian Telfer”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements
Page | 3

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014

Expenses
Resource property evaluation		$557,878	$67,312	$1,739,014	$71,062
Advisory and consulting	7	170,707	104,342	498,592	316,652
Marketing and travel		31,348	15,192	189,375	45,751
Professional fees		37,311	455,844	102,260	543,863
Share-based compensation	6(c)	10,998	240,681	88,593	252,235
General and administrative		21,816	9,115	61,330	26,153
Regulatory and filing		4,623	3,917	10,896	6,417
Depreciation		459	342	1,561	810
Salaries and benefits		-	5,810	-	5,810
		(835,140)	(902,555)	(2,691,621)	(1,268,753)

Other Items
Gain on loss of control of subsidiary		-	-	-	214,599
Equity loss on investment in associate	4	(31,437)	(22,010)	(91,034)	(41,282)
Finance income		17,041	6,303	44,150	6,340
Foreign exchange (loss) gain		(17,539)	(1,219)	(34,704)	23,218
		(31,935)	(16,926)	(81,588)	202,875

Loss and comprehensive loss for the period		$(867,075)	$(919,481)	$(2,773,209)	$(1,065,878)

Basic and diluted loss per common share for the period		$(0.02)	$(0.02)	$(0.06)	$(0.04)

Weighted average number of common shares outstanding – basic and diluted		47,153,469	36,955,031	47,153,469	26,969,769

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements
Page | 4

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Changes in Equity

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

		Common Shares		Share-based		Total
	Note	Shares issued	Amount	payments reserves	Deficit	equity

At December 31, 2014		47,153,469	$8,793,371	$1,494,648	$(5,193,029)	$5,094,990
Share-based compensation	6(c)	-	-	88,593	-	88,593
Net loss		-	-	-	(2,773,209)	(2,773,209)
At September 30, 2015		47,153,469	$8,793,371	$1,583,241	$(7,966,238)	$2,410,374

		Common Shares		Share-based		Total
	Note	Shares issued	Amount	payments reserves	Deficit	equity

At December 31, 2013		21,949,554	$3,627,580	$110,549	$(3,208,783)	$529,346
Share-based compensation	6(c)	-	-	252,235	-	252,235
Exchange of R2 shares for Renaissance shares	3	4,741,250	-	-	-	-
Value assigned upon amalgamation	3	-	410,466	-	-	410,466
Shares issued for cash pursuant to private placement	6(b)	19,166,666	4,565,575	1,184,425	-	5,750,000
Shares issued in settlement of amounts payable	6(b)	1,124,666	337,400	-	-	337,400
Shares issued as finders fees	6(b)	171,333	51,400	-	-	51,400
Share issue costs	6(b)	-	(203,182)	(39,376)	-	(242,558)
Net loss		-	-	-	(1,065,878)	(1,065,878)
At September 30, 2014		47,153,469	$8,789,239	$1,507,833	$(4,274,661)	$6,022,411

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements
Page | 5

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Cash Flows

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

	2015	2014

Operating activities
Net loss	$(2,773,209)	$(1,065,878)
Adjusted for:
Depreciation	1,561	810
Share-based compensation (Note 6(c))	88,593	252,235
Loss on investment in associate (Note 4)	91,034	41,282
Unrealized foreign exchange gain	-	(17,188)
Gain on loss of control of subsidiary	-	(214,599)
Changes in non-cash working capital items:
Accounts receivable	(201,703)	(48,589)
Prepaid expenses	(1,361)	1,300
Advances	-	(206,938)
Trade and other payables	(163,604)	573,355
Cash used in operating activities	(2,958,689)	(684,210)

Investing activities
Acquisition of cash on RTO	-	18,557
Cash provided by investing activities	-	18,557

Financing activities
Issuance of common shares net of cash issuance costs	-	5,558,842
Cash provided by financing activities	-	5,558,842

Disposition of cash on loss of control of subsidiary	-	(11,192)
Net (decrease) increase in cash and cash equivalents	(2,958,689)	4,881,997
Cash and cash equivalents, beginning of period	4,168,687	191,560
Cash and cash equivalents, end of period	$1,209,998	$5,073,557

No interest or taxes were paid during the nine months September 30, 2015 or 2014.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements
Page | 6

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Renaissance Oil Corp. (“Renaissance” or “Company”) (formerly San Antonio Ventures Inc.) was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia). The Company is listed on the TSX Venture Exchange under the symbol “ROE”.

On September 3, 2014, R2 Energy Ltd. (“R2”) completed a reverse takeover (“RTO”) of San Antonio Ventures Inc. “San Antonio” whereby R2 shareholders were issued one post-consolidation common share of the continuing entity, Renaissance Oil Corp. (“Renaissance” or “the Company”) for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis. A total of 4,741,250 common shares were issued pursuant to the RTO on the acquisition of San Antonio.

R2 was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011 and changed its name to R2 Energy Ltd. on November 21, 2011.  R2 began its operations in 2012.

The Company has two legal subsidiaries: 100% owned R2 and 100% owned Renaissance Oil Corp. S.A. de C.V, which was incorporated in Mexico on December 15, 2014.  In addition, the Company has a 40% interest in Montero Energy Corporation S.L, a private company incorporated in Spain on December 26, 2011.

For accounting purposes, R2 is the acquirer of San Antonio as a result of the RTO in September 2014 and all information presented in these unaudited condensed interim consolidated financial statements relates to the financial position, operations and results of R2 since its incorporation and the results of the RTO after September 3, 2014.

The registered office of the Company is 2200-885 West Georgia Street, Vancouver, British Columbia and the Company’s head office is located at 15567 Marine Drive, White Rock, British Columbia. The Company’s focus is the acquisition, exploration and development of oil and gas properties.  The Company has not generated revenues from operations and is currently looking to develop a diversified shale gas and shale oil land portfolio in Mexico, Europe and other strategic countries, with its present principal focus being the investigation of gas and oil land prospects in Mexico and Spain.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  There are conditions that raise substantial doubt on this assumption.  The Company had a loss of $2,773,209 and negative cash flows from operations of $2,958,689 for the nine months ended September 30, 2015 and had an accumulated deficit of $7,966,238 as at September 30, 2015. The Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future. These unaudited condensed interim consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.  These adjustments could be material.

Subsequent to September 30, 2015, the Company closed a private placement for gross proceeds of $10,689,000 in units (Note 6(b)).

Subsequent to September 30, 2015, the Company entered into a credit agreement with Sprott Resource Lending Partnership (the "Lender"), pursuant to which the Company has been provided with a US$20 million senior secured term loan facility (the "Facility"). In consideration for the structuring and syndication of the Facility, the Company issued an aggregate of 738,000 common shares (the "Bonus Shares") as directed by the Lender (Note 6(b)). The Bonus Shares are subject to a hold period of four months plus one day from the date of issuance, expiring on March 20, 2016.

Page | 7

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(b)

Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)

Future Accounting Standards and Amendments Effective After September 30, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2018. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company is evaluating the impact of these amendments on its consolidated financial statements and they are not expected to have any material impact.

3.

REVERSE TAKEOVER BUSINESS COMBINATION

On September 3, 2014, the Company acquired 100% of the issued and outstanding shares of R2 in exchange for common shares of the Company whereby shareholders of R2 were issued one post-consolidation common shares for every one R2 common share held and all convertible securities of R2 were exchanged for convertible securities of the Company on the same basis. Accordingly, for accounting purposes, R2 is the parent company (legal subsidiary) and Renaissance is the subsidiary (legal parent) in these Financial Statements. As R2 was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these financial statements at their historical carrying value. Renaissance’s results of operations have been included from September 3, 2014.

Page | 8

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

3.

REVERSE TAKEOVER BUSINESS COMBINATION (continued)

For purposes of this transaction, 4,741,250 common shares were issued to acquire the net assets of Renaissance on September 3, 2014 as follows:

Cash	$18,557
Amounts receivable	7,390
Prepaid expenses	2,600
Equipment	342
Exploration and evaluation assets	434,619
Trade and other payables	(53,042)
Net assets acquired	$410,466

Had the RTO occurred on January 1, 2014, the loss for the year ended December 31, 2014 would have been $2,147,198.

4.

INVESTMENT IN ASSOCIATE

On April 4, 2014, SA Minera Catalano Aragonesa (“SAMCA”), a Spanish company, subscribed for shares representing 60% of the shares of R2’s subsidiary, Montero, in consideration for EUR 1,100,000, which reduced R2’s interest in Montero to 40% and resulted in a loss of control of Montero by the Company. As a result, after April 4, 2014, the Company no longer consolidates the assets, liabilities and results of operations of Montero. The Company retains significant influence over its investment in Montero through its 40% shareholding.

Accordingly, the Company has:

•

Derecognized the assets and liabilities of Montero at their carrying amounts on April 4, 2014;

•

Recognized the investment retained in Montero at its fair value; and

•

Recognized the difference as a gain attributable to the Company on the loss of control of Montero.

The following table summarizes the carrying values of the assets and liabilities on April 4, 2014 and the gain resulting from the loss of control of Montero:

April 4, 2014
ASSETS	$
Cash	11,192
Accounts receivable	17,331
Restricted cash	747,318
Total assets	775,841

Accounts payable	12,049
Total liabilities	(12,049)

Net assets derecognized	763,792

Net assets derecognized	(763,792)
Investment in Montero (a)	978,391
Gain on loss of control of subsidiary	214,599

Page | 9

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

4.

INVESTMENT IN ASSOCIATE (continued)

a)

On April 4, 2014, the Company recorded its investment in Montero at its fair value of $978,391, being 40% of the net assets of Montero, as fair value approximates the carrying value because of the nature of the assets and liabilities.

The following table summarizes the change in investment in associate for the nine months ended September 30, 2015:

Balance, December 31, 2014	$883,977
Equity loss in associate	(91,034)
Balance, September 30, 2015	$792,943

5.

EXPLORATION AND EVALUATION ASSETS

Fame Property, Clinton, British Columbia

Pursuant to an option agreement dated September 27, 2010, the Company holds an undivided 100% interest in eleven mineral claims situated in Clinton B.C and is not subject to any royalties, back-in rights, payments or other agreements or encumbrances. The Company intends to pursue exploration and evaluation activities on the Fame property through farm-out arrangements.

	Balance December 31, 2013	Acquired on RTO	Balance December 31, 2014 and September 30, 2015
Acquisition costs
Property option payments – cash	$-	$40,000	$40,000
Property option payments – shares	-	20,000	20,000
	-	60,000	60,000
Exploration costs
Surveying	-	162,290	162,290
Equipment & field costs	-	35,056	35,056
Filing and assessments	-	12,811	12,811
Geological consulting	-	16,760	16,760
Grid work and soil sampling	-	56,287	56,287
Project management	-	36,788	36,788
Sample preparation and analysis	-	83,500	83,500
Technical report	-	25,547	25,547
Mineral exploration tax credits	-	(54,420)	(54,420)
	-	374,619	374,619
	$-	$434,619	$434,619

There were no changes in exploration and evaluation assets during the nine months ended September 30, 2015.

Page | 10

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

6.

EQUITY

Effective September 16, 2014, the Company’s common shares were consolidated on the basis of 2 pre-consolidation common shares for 1 post-consolidation common share. All common share, share purchase warrant, share option, and per share amounts in these unaudited condensed interim consolidated financial statements have been retrospectively restated to present post-consolidation amounts.

(a)

Authorized

Unlimited number of common shares with no par value

Unlimited number of preferred shares with no par value

(b)

Issued and fully paid common shares

As at September 30, 2015, there were 47,153,469 common shares issued and outstanding.  No common shares were issued during the nine months ended September 30, 2015.

During the nine months ended September 30, 2014, the Company closed a private placement of 19,166,666 units at a price of $0.30 per unit for gross proceeds of $5,750,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each common share purchase war  rant entitles the holder to acquire one common share of the Company at an exercise price of $0.50 until July 31, 2019 (Note 6(d)).

Transaction costs of $191,158 were incurred as share issue costs and 171,333 common shares with a deemed value of $0.30 per share were issued as finders fees in relation to the private placement.

In addition to the private placement, the following shares were issued during the nine months ended September 30, 2014:

•

21,949,554 common shares were issued to R2 shareholders pursuant to the RTO (Note 3);

•

1,124,666 common shares were issued in settlement of amounts payable of $337,400.

Subsequent to September 30, 2015, the Company closed a private placement of 106,890,000 units at a price of $0.10 per unit for gross proceeds of $10,689,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.20 until October 6, 2020 (Note 6(d)).

Subsequent to September 30, 2015, the Company issued the Bonus Shares (Note 1). The Bonus Shares are subject to a hold period of four months plus one day from the date of issuance, expiring on March 20, 2016.

(c)

Share options

The Company has established a “rolling” share option plan (the “Plan”).  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and the term of any option granted under the Plan may not exceed ten years.  The exercise price of each option shall not be less than the market price of the Company’s common shares at the date of grant.  Each option vesting period is determined on a grant by grant basis.

Page | 11

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

6.

EQUITY (continued)

(c)

Share options (continued)

A summary of changes in share options is presented below:

	Outstanding	Weighted average exercise price
Balance, December 31, 2013	1,146,000	$0.25
Granted	2,755,000	0.30
Balance, December 31, 2014	3,901,000	0.28
Granted	25,000	0.30
Balance, September 30, 2015	3,926,000	$0.29

During the nine months ended September 30, 2015, 25,000 share options were granted to consultants of the Company with an exercise price of $0.30, exercisable until May 12, 2025 and vesting over a period of one year beginning on May 12, 2015. Using the Black-Scholes option pricing model, the grant date fair value was $2,750, or $0.11 per option.

During the nine months ended September 30, 2014, 2,755,000 share options were granted to directors and officers of the Company with an exercise price of $0.30, 2,355,000 exercisable until July 31, 2024, vesting over a period of one year beginning July 31, 2014 and 400,000 exercisable until August 28, 2024, vesting over a period of one year beginning August 28, 2014. Using the Black-Scholes option pricing model, the grant date fair value was $494,000, or $0.18 per option.

The following assumptions were used for the Black-Scholes valuation of the share options granted during the nine months ended September 30, 2015 and 2014:

	2015	2014

Risk-free interest rate	0.70%	1.75% - 1.90%
Expected life	5 years	6 years
Annualized volatility	65.00%	65.00%
Forfeiture rate	0.00%	1.00%
Dividend rate	0.00%	0.00%

During the nine months ended September 30, 2015, share-based compensation of $88,593 (2014: $252,235) was recorded as the value of options vested during the period.

Share options outstanding as at September 30, 2015 are as follows:

Outstanding	Exercisable	Weighted average exercise price	Expiry date	Weighted average remaining contractual life (years)

946,000	946,000	$0.25	April 13, 2017	1.5
200,000	200,000	0.25	July 2, 2018	2.8
2,355,000	2,355,000	0.30	July 31, 2024	8.8
400,000	400,000	0.30	August 28, 2024	8.9
25,000	8,333	0.30	May 12, 2025	9.6
3,926,000	3,909,333	$0.29		6.8

Page | 12

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

6.

EQUITY (continued)

(c)

Share options (continued)

Subsequent to September 30, 2015, a total of 11,050,000 incentive stock options have been granted to directors, officers, and consultants of the Company. The options are exercisable at a price of $0.27 per share until November 20, 2025, subject to regulatory approval.

(d)

Warrants

No warrants were issued during the nine months ended September 30, 2015.

During the nine months ended September 30, 2014, 19,166,666 common share purchase warrants were issued pursuant to the private placement (Note 6(b)). Each common share purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.50 until July 31, 2019.

The warrants have been valued using the Black-Scholes pricing model, with a gross amount of $1,184,425 included in reserves based on the relative fair values of the shares and warrants issued assuming an expected volatility of 65%, an annual interest rate of 1.14%, no dividends and no forfeitures:

	Gross Proceeds	Transaction Costs	Book Value
	$	$	$

Share capital	4,565,575	151,782	4,413,793
Reserves – warrants	1,184,425	39,376	1,145,049
	5,750,000	191,158	5,558,842

Subsequent to September 30, 2015, the Company issued 106,890,000 common share purchase warrants in connection with the private placement (Note 6(b)).  Each common share purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.20 until October 6, 2020.

7.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2015, the Company incurred management fees and rent of $209,836 (2014: $119,940) payable to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. During the three months ended September 30, 2015, the Company incurred management fees and rent of $72,792 (2014: $55,842) payable to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. As at September 30, 2015, $8,635 (December 31, 2014: $12,244) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position.

During the nine months ended September 30, 2015, consulting fees of $90,000 (2014: nil) were paid to a company of which a director of the Company is an officer.

Key management personnel compensation for the nine months ended September 30, 2015, including share-based compensation, was $184,186 (2014: $241,319).

These transactions occurred in the normal course of business operations and are for management services and office rent provided to the Company which are measured at fair value.

Page | 13

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

8.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and trade and other payables.

Fair Value Measurement

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety. As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash and cash equivalents, accounts receivable and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations.  The Company’s exposure to credit risk includes cash and accounts receivable. The Company reduces its credit risk on cash by maintaining its bank accounts at large international financial institutions. Accounts receivable consists mainly of amounts due from the Canadian government. As such, Management has concluded that the Company has no significant credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. No amounts are past due and no allowance for doubtful accounts have been recorded by the Company.

Liquidity Risk

Cash is held in bank accounts and is available on demand. Accounts receivable consists mainly of amounts due from the Canadian and Mexican governments. At September 30, 2015, the Company has cash and cash equivalents of $1,209,998 to settle current liabilities of $322,462 and had working capital of $1,180,173.

Page | 14

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

8.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure (continued)

Market Risk

The only significant market risk to which the Company is exposed is interest rate cash flow risk.  The Company’s cash earns interest at variable rates.  The fair value is unaffected by changes in short-term interest rates.  The Company’s future interest income is exposed to short-term rate fluctuations.

Commodity Price Risk

Although the Company is an exploration company, it is subject to price risk from fluctuations in market prices of natural resource commodities since its future profitability is dependent on the market price of these commodities. The prices of commodities are affected by numerous factors beyond the Company’s control. Fluctuations in the commodities’ prices could result in future commercial production that is uneconomical to the Company. Therefore, management regularly monitors natural resource commodity prices to determine the appropriate course of action to be taken by the Company.

9.

SEGMENT INFORMATION

The Company operates in 3 segments, being Canada, Spain and Mexico. Geographic segmentation is as follows:

September 30, 2015	Canada	Spain	Mexico	Total
Total assets
Cash and cash equivalents	1,204,467	-	5,531	1,209,998
Accounts receivable	42,973	-	227,678	270,651
Prepaid expenses	21,986	-	-	21,986
Investment	-	792,943	-	792,943
Equipment	2,639	-	-	2,639
Exploration & evaluation assets	434,619	-	-	434,619
Total Liabilities
Trade and other payables	(98,211)	-	(224,251)	(322,462)
	1,608,473	792,943	8,958	2,410,374

December 31, 2014	Canada	Spain	Mexico	Total
Total assets
Cash and cash equivalents	4,168,687	-	-	4,168,687
Accounts receivable	68,948	-	-	68,948
Prepaid expenses	20,625	-	-	20,625
Investment	-	883,977	-	883,977
Equipment	4,200	-	-	4,200
Exploration & evaluation assets	434,619	-	-	434,619
Total Liabilities
Trade and other payables	(486,066)	-	-	(486,066)
	4,211,013	883,977	-	5,094,990

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

9.

SEGMENT INFORMATION (continued)

	Canada	Spain	Mexico	Total
Nine months ended September 30, 2015
Operating expenses	1,024,433	-	1,667,188	2,691,621
Gain on loss of control of subsidiary	-	-	-	-
Equity loss on investment in associate	91,034	-	-	91,034
Finance income	(44,150)	-	-	(44,150)
Foreign exchange loss (gain)	12,722	-	21,982	34,704
Net loss for the period	1,084,039	-	1,689,170	2,773,209

	Canada	Spain	Mexico	Total
Nine months ended September 30, 2014
Operating expenses	1,268,753	-	-	1,268,753
Gain on loss of control of subsidiary	(214,599)	-	-	(214,599)
Equity loss on investment in associate	41,282	-	-	41,282
Finance income	(6,340)	-	-	(6,340)
Foreign exchange loss (gain)	(23,218)	-	-	(23,218)
Net loss for the period	1,065,878	-	-	1,065,878

10.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition, exploration and development of exploration and evaluation assets, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes the components of equity. See Note 1.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. Refer to Note 1 for additional details of the Company’s ability to continue as a going concern.

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